

July 12, 2011

Via E-mail
John Brenholt
Executive Vice President and Chief Financial Officer
c/o Florida East Coast Railway Corp.
7411 Fullerton Street, Suite 100
Jacksonville, FL 32256

> **Re:** **Florida East Coast Railway Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 27, 2011**
> **File No. 333-173954**
>
> **Florida East Coast Holdings Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 27, 2011**
> **File No. 333-174112**

Dear Mr. Brenholt:

We have reviewed your responses to the comments in our letter dated June 2, 2011 and have the following additional comments.

General

1. Please note that we have presented our comments on the above referenced registration statements in one consolidated letter. Page references refer to the marked version of the Florida East Coast Railway Corp. amended registration statement unless otherwise noted. Please revise each registration statement as applicable.

Summary, page 1

Our Company, page 1

2. We note your response to our prior comment five and reissue in part. We note for comparison purposes that you calculated "carloads per track mile" for the Class I railroads and "units per mainline track mile" for your operations. Please confirm that these two calculations are directly comparable.

Management, page 70

Executive Officer Compensation, page 73

2010 Grants of Plan Based Awards, page 77

3. We note that each RSU Award Agreement for Messrs. Hertwig and Brenholt granted
    RSUs with respect to FECR Rail Corp. shares. Please reconcile such grants with footnote
    1 which discloses that such grants were with respect to Florida East Coast Holdings Corp.
    shares.

Security Ownership of Certain Beneficial Owners and Management, page 80

4. We note your response to our prior comment 23 and reissue. For FECR Rail Holding,
    LLC, please disclose the natural persons who have voting or investment power with
    respect to the common stock listed in the table rather than identifying an individual who
    "may be deemed" to have such power.

Certain U.S. Federal Income Tax Considerations, page 144 (Holdings Corp. S-4)

5. We note your references in the Original Issue Discount section on page 13 and in the first
    risk factor on page 26 to this section for a further discussion related to original issue
    discount and the PIK Interest feature of your notes. Based on your disclosure, it appears
    that OID tax consequences may be material to investors in your notes. Please revise to
    add appropriate disclosure regarding the OID tax consequences.

Part II

Signatures, page S-4

6. We note that Kenneth Charron is no longer associated with the company. We also note
    his signature on your subsidiary guarantors' signature pages. Please advise whether Mr.
    Charron still holds those officer positions or whether he resigned from such positions in
    connection with his departure. Please also revise the subsidiary guarantors' signature
    pages as applicable.

7. We note your disclosure that Florida East Coast Deliveries, LLC is a single member
    limited liability company managed by its sole member, Florida East Coast Railway,
    L.L.C. We also note that Florida East Coast Railway Corp. signed as the sole member.
    Please revise.

Exhibits

8. We note your response to our prior comment 40 and reissue in part. Please refile a complete copy of Exhibit 10.1, including all exhibits and schedules. To the extent applicable or appropriate, you may apply for a continuing hardship exemption. Refer to Rule 202 of Regulation S-T.

Exhibit 5.1

9. We note your response to our prior comment 42 and reissue in part. Please have counsel revise the second sentence of the second full paragraph on page 2 to remove the assumption related to the corporate authority of and due authorization by each of the Guarantors as it is inappropriate to assume conclusions of law that are necessary findings for the opinion given. To the extent counsel has relied upon the opinion of your General Counsel or such other Florida counsel as you may engage, please revise accordingly.

10. We note your response to our prior comment 43 and reissue in part. Please have counsel revise the third sentence of the second full paragraph on page 2 to delete the assumption contained in clause (i).

You may contact Jeffrey Sears at (202) 551-3302 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief